Exhibit 99.3

TMD ENERGY LIMITED
B-10-06, BLOCK B, PLAZA MONT KIARA
NO. 2, JALAN KIARA, MONT KIARA
50480 KUALA LUMPUR
WILAYAH PERSEKUTUAN, WEST MALAYSIA

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time ("**ET**") the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

You may attend the meeting in person and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time ("**ET**") the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Please make sure the proxy card will be received by the respective recipients no later than October 5, 2026 at 11:59 PM ET.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T03693-P56919 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

TMD ENERGY LIMITED

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
1.	RESOLVED as an ordinary resolution that: (i) the authorized share capital of the Company be redesignated and reclassified from US$50,000 divided into 500,000,000 shares of par value US$0.0001 each (the "**Ordinary Shares**") to US$50,000 divided into 400,000,000 class A ordinary shares of par value US$0.0001 each (the "**Class A Ordinary Shares**") and 100,000,000 class B ordinary shares of par value US$0.0001 each (the "**Class B Ordinary Shares**") by taking the following steps (the "**Share Redesignation**"): (a) all issued Ordinary Shares (except for the 10,000,000 Ordinary Shares held by Straits Energy Resources Berhad) be and are hereby redesignated and reclassified into Class A Ordinary Shares on a one-for-one basis, each conferring the holder thereof one (1) vote per Class A Ordinary Share on all matters subject to the vote at general meetings of the Company as set out in the Second Amended M&A (as defined below), and each being not convertible into any Class B Ordinary Shares under any circumstances; (b) 10,000,000 issued Ordinary Shares held by Straits Energy Resources Berhad be and are hereby redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis, each conferring the holder thereof twenty (20) votes per Class B Ordinary Share on all matters subject to the vote at general meetings of the Company as set out in the Second Amended M&A (as defined below); and each being convertible into one Class A Ordinary Shares at the option of the holder thereof, at any time after issuance and without the payment of any additional sum as set out in the Second Amended M&A (as defined below) and upon a transfer by the holder thereof to a party who is not an Affiliate (as defined in the Second Amended M&A) of such holder, each Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share; and (c) 386,435,000 authorized but unissued Ordinary Shares be and are hereby redesignated and reclassified into Class A Ordinary Shares on a one-for-one basis, and the remaining 90,000,000 authorized but unissued Ordinary Shares be and are hereby redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis; (ii) the transfer agent and share registrar of the Company be and are hereby authorized to update the shareholder list of the Company as may be necessary to reflect the Share Redesignation; and (iii) the registered office service provider of the Company (the "**RO Provider**") be and is hereby authorized and instructed to attend to any necessary filings with the Registrar of Companies in the Cayman Islands (the "**Registrar**") in connection with the Share Redesignation.	☐	☐	☐
2.	RESOLVED as a special resolution that, subject to the approval of Proposal One in connection with the Share Redesignation above: (i) the second amended and restated memorandum and articles of association of the Company as set forth in Appendix A to the notice of annual general meeting and the proxy statement (the "**Second Amended M&A**") be adopted in substitution for and to the exclusion of the amended and restated memorandum and articles of association of the company currently in effect in its entirety with immediate effect upon the passing of these special resolution; and (ii) the RO Provider be and is hereby authorized and instructed to file the Second Amended M&A (together with these special resolutions or any necessary extract hereof) with the Registrar.	☐	☐	☐
3a.	RESOLVED as an ordinary resolution that Dato' Sri Kam Choy Ho be re-elected as a director of the Company to serve for a three-year term or until he ceases to be a director in accordance with the articles of association of the Company then in effect.	☐	☐	☐
3b.	RESOLVED as an ordinary resolution that Dato' Leong Yan Yoong be re-elected as a director of the Company to serve for a three-year term or until he ceases to be a director in accordance with the articles of association of the Company then in effect.	☐	☐	☐
3c.	RESOLVED as an ordinary resolution that Datin Fong Shiang Ng be re-elected as a director of the Company to serve for a three-year term or until she ceases to be a director in accordance with the articles of association of the Company then in effect.	☐	☐	☐
3d.	RESOLVED as an ordinary resolution that Mr. Kok Chaw Leong be re-elected as a director of the Company to serve for a three-year term or until he ceases to be a director in accordance with the articles of association of the Company then in effect.	☐	☐	☐
4.	RESOLVED as an ordinary resolution that the re-appointment of J&S Associate PLT ("**J&S**") as the independent auditor of the Company for the fiscal year ended 30 June 2026 is hereby ratified and that the Board of Directors is hereby authorized to fix the remuneration of J&S.	☐	☐	☐
5.	RESOLVED as an ordinary resolution that the chairman of the Annual General Meeting be and is hereby authorized to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and voting of proxies if, based on the tabulated vote at the time of the Annual General Meeting, there are insufficient votes to approve any of Proposals One, Two, Three or Four above.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Statement is available at www.proxyvote.com.

T03694-P56919

TMD ENERGY LIMITED

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OCTOBER 7, 2026 10:00 A.M., (MALAYSIA TIME)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The Shareholder(s) hereby appoint(s) ______________________ or ______________________, or, if no person is otherwise specified, Dato' Sri Kam Choy Ho, as proxy, with full power and authority to represent and vote, as designated on the reverse side of this ballot, all shares of Common Stock of TMD Energy Limited held by the Shareholder(s) and entitled to vote at the Annual General Meeting of Shareholders, to be held at 10:00 a.m. (Malaysia Time) on October 7, 2026, at Dewan Presiden, Kelab Golf Negara Subang, Jalan SS 7/2, 47301 Petaling Jaya, Selangor, West Malaysia, and at any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE